Exhibit (d)(b)(14)
ADVISORY FEE WAIVER AGREEMENT
SMALL-CAP EQUITY PORTFOLIO
OF PACIFIC SELECT FUND
         This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the Small-Cap Equity Portfolio, a series portfolio of the Trust (the “Portfolio”) is effective as of August 21, 2012.
         WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
         WHEREAS, the Portfolio is co-managed by Franklin Advisory Services, LLC (“Franklin”) and BlackRock Investment Management, LLC (“BlackRock”); and
         WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement, dated January 1, 2005 (the “Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio;
         NOW THEREFOR, the parties hereto agree as follows:
I.	Advisory Fee Waiver
A.
Amount of Waiver. During the term of this Agreement, for so long as both Franklin and BlackRock remain the portfolio managers of the Portfolio, the Adviser hereby agrees to waive 0.10% off each Break Point of its investment advisory fee for the Portfolio.

II.	Term and Termination of Agreement
A.
This Agreement shall have an initial term commencing on August 21, 2012 and ending April 30, 2014. This Agreement shall automatically renew for successive one-year terms (each a one-year term) ending April 30th of each year, unless the Adviser provides written notice of the termination of this Agreement prior to the termination of the applicable one-year term.

B.
Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.
Definitions. Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflict of law provision thereof.
        IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals be hereunto affixed, as of the day and year first above written.

Pacific Select Fund

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Vice President		Title: VP & Assistant Secretary

Pacific Life Fund Advisors LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: VP, Fund Advisor Operations		Title: VP & Assistant Secretary